P.E. 1/25/02
1-14968



02011842

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECD S.E.C.
JAN 2 5 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15a-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosures:

1. Notice and Proxy Statement re Extraordinary General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha'ayin, Israel
January 25, 2002

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "**EGM**") of Partner Communications Company Ltd. (the "**Company**" or "**Partner**") will be held on Tuesday, February 19, 2002 at 2:00 p.m. (Israel time), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel or at any adjourments thereof.

It is proposed at the EGM to adopt the following resolutions:

(i) to approve an increase in the authorized share capital of the Company and amend the Articles of Association of the Company accordingly;

(b) to approve an offer to the founding shareholders of the Company to undertake to purchase the unsubscribed portion of a future equity offering of the Company; and

(iii) to transact such other business as may legally come before the EGM or any adjournment thereof.

Only shareholders of record at the close of business on January 29, 2002 are entitled to receive notice of, and to vote at the EGM, subject to the restrictions in the Company's Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the EGM in person.

Shareholders who will not attend the EGM in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the EGM) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the commencement of the EGM, and vote their shares in person.

The Articles of Association of the Company also allow shareholders of the Company to vote at the EGM by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company's Shareholder Register. Holders of American Depositary Shares are not registered in the Company's Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

Registered joint holders of shares should take note that, pursuant to Article 19.9 of the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

Copies of the proposed resolutions are available at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-3-905-4191.

By Order of the Board of Directors

ROLY KLINGER, ADV.
General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha'amal Street

Rosh Ha'ayin 48092, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the "**Ordinary Shares**"), including holders of American Depositary Shares (each representing one Ordinary Share, the "**ADSs**") of Partner Communications Company Ltd. (the "**Company**" or "**Partner**") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "**EGM**"), to be held on February 19, 2002 at 2:00 pm (Israel time), at our offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, or at any adjournments thereof.

It is proposed at the EGM to adopt the following resolutions:

(i) to approve an increase in the authorized share capital of the Company and amend the Articles of Association of the Company accordingly;

(ii) to approve an offer to the founding shareholders of the Company to undertake to purchase the unsubscribed portion of a future equity offering of the Company; and

(iii) to transact such other business as may legally come before the EGM or any adjournment thereof.

A form of proxy for use at the EGM and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company prior to the EGM and vote their shares in person. If the proxy is properly executed and delivered to the Company at least two business days prior to the date of the EGM, Ordinary Shares represented by such proxy in the enclosed form will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the EGM or any adjournment thereof.

Proxies for use at the EGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 29, 2002 will be entitled to receive notice of, and to vote at the EGM. Proxies are being mailed to shareholders on or about January 25, 2002 and will be solicited primarily by mail. Certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On January 17, 2002 the Company had outstanding 178,924,585 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the EGM. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the EGM, or who have delivered to us a deed of vote, and are entitled to vote, will constitute a quorum at the EGM.

ITEM 1 – APPROVAL OF INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

In order to expand the range of financing sources which may be available to the Company in the future, on December 26, 2001 the Company filed with the United States Securities and Exchange Commission a shelf registration statement on Form F-3 relating to possible future offerings of debt securities, convertible securities and equity securities, in the form of Ordinary Shares or American Depositary Shares of the Company, with an aggregate offering price of up to US$400,000,000. In the event the Company should elect to conduct an offering of equity securities, or securities convertible into equity securities, it will need sufficient authorized share capital for such offering.

The authorized share capital of the Company consists of 200,000,000 Ordinary Shares, of which, as of January 17, 2002, 178,924,585 Ordinary Shares were outstanding and 9,540,692 additional Ordinary Shares may be allocated to the Company's employees under the Company's employees stock option plans. The Company intends to increase its authorized share capital by 25,000,000 Ordinary Shares to 225,000,000 Ordinary Shares.

According to the Israeli Companies Law, 5759 – 1999 (the "**Companies Law**") and the Company's Articles of Association, the affirmative vote of the holders of at least three quarters of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the increase of the authorized share capital of the Company and a corresponding amendment of the Articles of Association of the Company.

It is proposed that at the EGM, the following resolutions be adopted:

> "**RESOLVED**, to accept the recommendation of the Board of Directors of the Company and approve an increase in the authorized share capital of the Company by NIS 250,000, divided into 25,000,000 Ordinary Shares of the Company at par value of NIS 0.01 each ("Ordinary Shares"). Following the increase, the total authorized share capital of the Company will be NIS 2,250,000, divided into 225,000,000 Ordinary Shares.
>
> **FURTHER RESOLVED**, to accept the recommendation of the Board of Directors of the Company and to approve a conforming amendment to the Articles of Association of the Company, replacing Article 6.1 with the following new Article 6.1:
>
> > "The authorized share capital of the Company is NIS 2,250,000, divided into 225,000,000 ordinary shares at a par value of NIS 0.01 each (hereinafter: the "Ordinary Shares"). "

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2 – APPROVAL OF OFFER TO THE FOUNDING SHAREHOLDERS TO UNDERTAKE TO PURCHASE THE UNSOLD PORTION OF A FUTURE EQUITY OFFERING OF THE COMPANY

The Company believes that an undertaking by one or more of its founding shareholders (that is Advent Investments Pte Limited, Matav Investments Limited, Matbit Telecommunications Systems Limited, Elbit Limited and the former partners in Tapuz: Eurocom Communications Limited, Polar Communications Limited and Tapuz Cellular Systems Limited) or their respective affiliates (that is any wholly owned entity of a founding shareholder or any wholly owned entity of the ultimate owner of a founding shareholder) (the "Founding Shareholders"), to purchase equity securities or securities convertible into equity securities which are offered but not sold in such an offering by the Company could be a means to demonstrate confidence in the Company and the development of its business and operations and may improve the likelihood of success of a future equity offering in the Company. As a result, the Company is seeking shareholder approval to enter into one or more arrangements with any one or more of its Founding Shareholders, pursuant to which one or more of these parties will commit to such an undertaking in the Company's next public equity offering. The proposed arrangements would be at the price paid by unrelated underwriters under such offering, and on financial terms and conditions which are no more favorable than those received by unrelated underwriters under such offering, with the final terms, including the terms of any undertaking, to be agreed upon by the Board of Directors of the Company.

The Companies Law provides that (i) an extraordinary transaction between a public company and a controlling shareholder; or (ii) an extraordinary transaction in which a controlling shareholder of the company has a personal interest but which is between a public company and another entity, must be approved by the Audit Committee, the Board of Directors and the shareholders of the company. Both our Audit Committee and Board of Directors have approved the resolutions set forth below.

Under the Companies Law, the approval by the shareholders of the arrangements described above with the Founding Shareholders of the Company (or their affiliates) requires approval by the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter for the approval thereof, provided that either (a) the majority of the Ordinary Shares voted at the meeting includes at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter; or (b) the total Ordinary Shares of the shareholders referred to in clause (a) voted against the matter does not exceed one percent of the aggregate voting rights of the Company. For this purpose, each shareholder is asked to indicate on the enclosed proxy card whether or not he has a personal interest in this matter as a condition for his right to vote and be counted with respect to such resolution. Under the Companies Law, a "**personal interest**" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in any company.

It is proposed that at the EGM the following resolutions be adopted:

"**RESOLVED**, that, in the context of the F-3 Registration Statement and upon the recommendation of the Audit Committee and the Board of Directors of the Company, in the first offering of equity securities or securities convertible into equity securities, the Company would offer to its founding shareholders or their respective affiliates (that is any wholly owned entity of a founding shareholder or any wholly owned entity of the ultimate owner of a founding shareholder) (the "Founding Shareholders") to undertake to purchase any securities that remain unsold in such offering ("the First Shortfall") on a pro rata basis in accordance with their respective holdings in the Company relative to the aggregate holdings of the Founding Shareholders, at the price paid by unrelated underwriters under such offering, and on financial terms and conditions which are no more favorable than those received by unrelated underwriters under such offering, and that the final terms would be agreed upon by the Board of Directors of the Company.

Any part of the First Shortfall not purchased by the Founding Shareholders would be offered to those Founding Shareholders who participated in the purchase of the First Shortfall, on a pro rata basis in accordance with their respective purchases of the First Shortfall relative to the aggregate purchases by the Founding Shareholders of the First Shortfall. Any part of the First Shortfall thereafter remaining unpurchased will continue to be offered to purchasing Founding Shareholders on a similar basis; and

FURTHER RESOLVED, that the Board of Directors, or its designees, shall be authorized to take all steps and to execute and deliver all such instruments and documents in the name and on behalf of the Company, as in its judgment shall be necessary, proper or advisable in order to fully carry out the intent and to accomplish the purposes of the foregoing resolution".

The Board of Directors and the Audit Committee of the Board recommend a vote FOR approval of these proposed resolutions.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner's Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner's license contain provisions that may cause the suspension of voting rights of the holders of Ordinary

Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner's means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the EGM must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder's holdings in Partner or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner's license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

OTHER BUSINESS

Other than as set forth above, the management knows of no business to be transacted at the EGM but, if any other matters are legally presented at the EGM, the persons named in the enclosed form of Deed of Vote will be authorized to vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

ROLY KLINGER, ADV.
General Counsel and Joint Company Secretary

Dated: January 25, 2002

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE



PARTNER COMMUNICATIONS COMPANY LTD.

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

CONTROL NUMBER:

Extraordinary General Meeting Resolutions

	For	Against	Abstain		For	Against	Abstain
Resolution I	☐	☐	☐	Resolution II	☐	☐	☐

	Yes	No
Do you have a Personal Interest in approval of Resolution II?	☐	☐

*Please refer to the reverse of this card for a definition of Personal Interest. **You must mark either yes or no for Personal Interest. If no box is marked, or if both boxes are marked, the entire Voting Instruction Card shall be disqualified.**

Mark the box at right if you wish to instruct the Depositary to give a discretionary proxy to any one of Amikam Cohen, Alan Gelman and Roly Klinger to authorize any of them to vote on your behalf with respect to the transaction of any other business as may legally come before the Extraordinary General Meeting or any adjournment thereof. ☐

In the event that more than one choice (i.e. For/Against/Abstain) is marked for a certain Resolution, the entire Voting Instruction Card shall be disqualified.

Mark box at right if an address change or comment has been noted on the reverse of this card. ☐

By executing this voting instruction card, the undersigned hereby certifies that none of the direct or indirect holdings of the undersigned in the Company or in ADRs representing shares of the Company or the voting of these holdings requires the consent of the Minister of Communications of The State of Israel, due to a breach by the undersigned of the restrictions on transfer or acquisition of means of control or acquisition of control, or provisions regarding cross-ownership or cross-control with other mobile telephone operators in Israel as specified in Sections 21 or 23 of the general license granted to the Company by the Minister of Communications on April 7, 1998 (including the permit granted to the Company on said date), as amended.

Please be sure to sign and date this Voting Instruction Card. | Date

ADR Holder sign here

DETACH CARD

DETACH CARD

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF PARTNER COMMUNICATIONS COMPANY LTD. (THE "COMPANY")

JPMorgan Chase Bank (the "Depositary") has received advice that an Extraordinary General Meeting of Shareholders (the "EGM") of Partner Communications Company Ltd. will be held at the Company's offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, on Tuesday, February 19, 2002 at 2:00 p.m. (Israel time).

If you wish to have the Depositary vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against or to abstain from voting the Resolutions at the EGM, kindly execute and forward the attached Voting Instruction Card to JPMorgan Chase Bank. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary to vote for or against or to abstain from voting the Resolutions, or any of them, as the case may be. You may mark the discretionary proxy box above to indicate that you instruct the Depositary to give a discretionary proxy to any one of Amikam Cohen, Alan Gelman and Roly Klinger with respect to the transaction of any other business as may legally come before the Extraordinary General Meeting or any adjournment thereof. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., Eastern Time, February 15, 2002. Only the holders of record at the close of business on January 29, 2002, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, Depositary

Dated: January 25, 2002

PARTNER COMMUNICATIONS COMPANY LTD.

JPMorgan Chase Bank, Depositary
P.O. Box 43062, Providence, RI 02940-5116

The undersigned, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of Partner Communications Company Ltd., of record January 29, 2002, hereby requests and authorizes JPMorgan Chase Bank to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such American Depositary Receipt(s) on the Resolutions at the Extraordinary General Meeting to be held at the Company's offices, 8 Ha'amal Street, Rosh Ha'ayin, Israel, on Tuesday, February 19, 2002 at 2:00 p.m. (Israel time), and at every adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated but no direction is made, the underlying Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolutions at the EGM. If you mark the discretionary proxy box on the reverse side to indicate that you instruct the Depositary to give a discretionary proxy to any one of Amikam Cohen, Alan Gelman and Roly Klinger, at their discretion, these proxies will be authorized to vote only upon any such other business as may legally come before the EGM or any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., Eastern Time, February 15, 2002.

PLEASE VOTE, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. In the event of joint holders, only the first named joint holder (who is the person whose name is registered first) shall vote. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

____

____

____

DO YOU HAVE ANY COMMENTS?

____

____

____

Extraordinary General Meeting Agenda

I. To approve an increase in the authorized share capital of the Company and amend the Articles of Association of the Company accordingly.

II. To approve an offer to the founding shareholders of the Company to undertake to purchase the unsubscribed portion of a future equity offering of the Company.

III. To transact such other business as may legally come before the EGM or any adjournment thereof.

*Under the Israeli Companies Law of 1999, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholders' immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the Chief Executive Officer and (ii) excludes an interest arising solely from the ownership of shares in any company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By /s/ Alan Gelman
Name: Alan Gelman
Title: Chief Financial Officer

Dated: January 25, 2002